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                 November 12, 2020

       Jeffrey L. Ventura
       Chief Executive Officer and President
       Range Resources Corporation
       100 Throckmorton Street, Suite 1200
       Fort Worth, TX 76102

                                                        Re: Range Resources
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed November 5,
2020
                                                            File No. 333-249874

       Dear Mr. Ventura:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Thomas Zentner